Exhibit 12

RAYTHEON COMPANY

Statement Regarding Computation of

Ratio of Earnings to Combined Fixed Charges

and Preferred Stock Dividends

(amounts in millions except for ratios)

(excludes RAC, FO, RE&C and AIS

except for interest, which includes RE&C and AIS)

	2003	2004	2005	2006	2007
Income from continuing operations before taxes per statements of income	$732	$533	$1,366	$1,791	$2,225

Add:
Fixed charges	618	490	392	365	294
Amortization of capitalized interest	—	1	1	2	3

Less:
Capitalized interest	3	1	5	5	6
Income as adjusted	$1,347	$1,023	$1,754	$2,153	$2,516
Fixed charges:
Portion of rents representative of interest factor	$76	$77	$82	$88	$92
Interest on indebtedness	539	412	305	272	196
Capitalized interest	3	1	5	5	6
Fixed charges	618	490	392	365	294
Equity security unit distributions	15	5	—	—	—
Combined fixed charges and preferred stock dividends	$633	$495	$392	$365	$294
Ratio of earnings to combined fixed charges and preferred stock dividends	2.1	2.1	4.5	5.9	8.6